[LNL Letterhead]

The Lincoln National Life Insurance Company
350 Church Street, MLW-1
Hartford, Connecticut 06103-1106
Telephone: (860) 466-2374
Facsimile:  (860) 466-1778


March 17, 2006


Harry Eisenstein, Esq.
U. S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products - Mail Stop 5-6
450 Fifth Street, NW
Washington, DC 20549-0506


Re:      Lincoln SVULONE / Lincoln Momentum SVULONE

         Lincoln Life Flexible Premium Variable Life Account R
         The Lincoln National Life Insurance Company
         Pre-Effective Amendment No. 3, Form N-6
         File Nos. 333-125792 and 811-08579
         File Nos. 333-125991 and 811-08579

         LLANY Separate Account R for Flexible Premium Variable Life Insurance Lincoln Life & Annuity Company of New York
         Pre-Effective Amendment No. 3, Form N-6
         File Nos. 333-125791 and 811-08651
         File Nos. 333-125993 and 811-08651


Dear Mr. Eisenstein:

Today we filed a pre-effective amendment to the each of the referenced registration statements on Form N-6. The purpose of the amendments is to revise the prospectuses in response to Staff comments. Revisions compared to Pre-Effective Amendment Number. 2 of each of the prospectuses are described below. Page number references track file number 333-125792, but the revised text is identical in each of the files.

No -Lapse Protection Rider (p. 3)
The text has been revised to provide a more detailed overview of the rider, disclosure of the conditions necessary for maintaining rider benefits, and disclosure of investment restrictions which may be imposed.

Automatic Rebalancing (p. 20)
The description has been corrected to indicate that all policies will be issued with automatic rebalancing in effect.

No-Lapse Enhancement Rider (pp. 22-25)
The text has been revised to provide a more detailed overview of the rider, disclosure of the conditions necessary for maintaining rider benefits, and disclosure of investment restrictions which may be imposed, consistent with the disclosure included on page 3, described above.

Revisions disclose that the company will not reallocate the policy's accumulation value in the event that an investment restriction is imposed, and describe the manner in which a policy owner may provide instructions to comply with reallocation requirements.

We have provided additional description of the basis for determining the duration of no-lapse protection provided under the rider, including the impact that the timing of premium payments may have on duration of the benefit, and an example based on a sample policy.

Death Benefits (p. 27)
This section now includes a notice that the No-Lapse Enhancement Rider may affect the death benefit proceeds payable under the policy, and direct the reader to the Riders section for more detailed information.

No-Lapse Protection (pp. 30-31)
We have included an overview of the rider in this section, and provided a cross-reference to the more detailed description under the section headed "No-Lapse Enhancement Rider."

Minor edits
We have made minor changes in the following sections of the prospectus:
o        Policies which are MECs (p. 32)
o        Legal Proceedings (p. 35)
o        Financial Statements (p.35)

Other Information
o No explicit charge for premium tax applies to the policy.
o Reimbursement/waiver arrangements are not reflected in the range of expenses in Table III on page 6.
o We expect that voluntary reimbursement/waiver arrangements disclosed in the footnote to Table III will continue through the end of the fiscal year.

A blacklined copy of the prospectus for file number 333-125792, indicating changes compared to Pre-Effective Amendment Number 2, is enclosed. As noted above, each prospectus has been revised identically. Please contact me with any comments or questions regarding this filing.

Sincerely,

/s/ Lawrence A. Samplatsky

Lawrence A. Samplatsky
Assistant Vice President and Senior Counsel

[LNL LETTERHEAD]

The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103-1106
Telephone:  (860) 466 - 2374
Facsimile:   (860) 466 - 1778

VIA EDGAR and FedEx One-Day Service

March 17, 2006

Harry Eisenstein, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: LLANY Separate Account R for Flexible Premium Variable Life Insurance ("Account" or "Registrant")
         Lincoln Life & Annuity Company of New York ("Lincoln" or "Depositor") File No. 333-125791; 811- 08651; CIK: 0001055225
         Request for Acceleration

To the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned Depositor and Principal Underwriter for the variable universal life insurance policies to be issued through the Account, filed on Form N-6, respectfully requests that the effective date of the Registration Statement be accelerated to March 22, 2006, or as soon thereafter as practicable.

Lincoln, as Depositor, on behalf of the Registrant, and Lincoln Financial Advisors Corporation, as Principal Underwriter, acknowledge the following: should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please contact Lawrence A. Samplatsky, Esquire at (860) 466-2374 with any questions or comments about this Request.

Lincoln Life & Annuity Company of New York
(Depositor)

/s/ Gary W. Parker
-----------------------------------
By: Gary W. Parker
Second Vice President and Director

Lincoln Financial Advisors Corporation
(Principal Underwriter)

/s/ Kenneth L. Wagner
-----------------------------------
 By: Kenneth L. Wagner
Vice President and Chief Compliance Officer